January 13, 2011
Mr. Patrick Gilmore
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quality Systems, Inc. — File No. 001-12537
Dear Mr. Gilmore:
     This letter confirms receipt of your letter to Steven Plochocki dated January 6, 2011 in which you request certain information related to our Form 10-K for the fiscal year ended March 31, 2010 and our Form 10-Q for the quarter ended September 30, 2010. Also, this confirms your agreement to extend the due date for our responses to your letter to February 4, 2011.
     We greatly appreciate your accommodation. If you have any questions please contact me at (949) 255-2600 ext 5262 to discuss.

Very truly yours,
/s/ James J. Sullivan
James J. Sullivan
Executive Vice President, General Counsel and Secretary